Histogenics Corporation

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

August 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Tim Buchmiller

Re:	Histogenics Corporation

Registration Statement on Form S-4 (File No. 333-232147)

Dear Mr. Buchmiller:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Histogenics Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-4 effective at 4:30 p.m. Eastern Time on August 6, 2019 or as soon thereafter as practicable.

The Company hereby authorizes Albert Vanderlaan or Keith Scherer of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Albert Vanderlaan and Keith Scherer at Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210. If possible, please also send such order by email to the attention of Albert Vanderlaan at avanderlaan@gunder.com and Keith Scherer at kscherer@gunder.com.

Thank you for your attention on this matter.

Very truly yours, Histogenics Corporation

By:	/s/ Adam Gridley
Adam Gridley President

cc:	Jonathan Lieber, Histogenics Corporation

Marc Dupré, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Albert Vanderlaan, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP